Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

KATHERINE SHOREY katherine.shorey@dechert.com +1 212 641 5643 Direct +1 212 314 0026 Fax

April 23, 2021

Valerie J. Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Clearwater Investment Trust (the “Registrant”), SEC File Numbers 033-12289 and 811-05038

Dear Ms. Lithotomos:

This letter responds to the comments you provided to Antonio Fraone and me in a telephonic discussion on March 31, 2021 with respect to your review of Post-Effective Amendment No. 60 (“PEA No. 60”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on February 26, 2021. PEA No. 60 pertains to each series of the Registrant (each a “Fund” and collectively the “Funds”) and was filed pursuant to Rule 485(a) under the Securities Act of 1933 in connection with the annual update to the Funds’ registration statement. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

1.	Comment: Please provide the completed “Annual Fund Operating Expenses” and “Expense Example” tables for each Fund for the Staff’s review.

Response:        The Funds’ completed “Annual Fund Operating Expenses” and “Expense Example” tables are attached hereto as Exhibit A to this correspondence.

2.

Comment:        Several of the Funds include a separate line item for “Acquired Fund Fees and Expenses” in their “Annual Fund Operating Expenses” table but do not include disclosure relating to investments in other investment companies in their principal investment strategy sections. Please add the appropriate disclosure or explain why it is not needed.

Response:        Each of the Clearwater Tax-Exempt Bond Fund and the Clearwater International Fund report “Acquired Fund Fees and Expenses” in their respective “Annual

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Fund Operating Expenses” tables. The Registrant notes that the “Principal Investment Strategies” disclosure for the Clearwater Tax-Exempt Bond Fund and the Clearwater International Fund each include references to investments in other investment companies. Further, the Clearwater Core Equity Fund does not report any “Acquired Fund Fees and Expenses” and does not intend to invest in other investment companies as part of their principal investment strategies. Registrant notes, however, that “Investing in Investment Companies and Other Pooled Investment Vehicles Risk” is included in the “Additional Risks of Investing in the Fund” section of the “Clearwater Core Equity Fund” section of the Prospectus.

After review of the “Fees and Expenses of the Fund” to be reported for the Clearwater Select Equity Fund in the upcoming Amendment filing, the Registrant notes that this fund will also report “Acquired Fund Fees and Expenses” in its respective table. Accordingly, the Clearwater Select Equity Fund’s disclosure has been revised as follows:

The following is added to the “Principal Investment Strategies” disclosure for the Clearwater Select Equity Fund in the Prospectus:

The Fund may obtain exposure to equity securities through investment in exchange-traded funds and other investment companies.

In the “Principal Risks of Investing in the Fund” section of the “Summary Section” for the Clearwater Select Equity Fund, the following risk disclosure has been added:

Exchange-Traded Fund (“ETF”) and Underlying Investment Company Risk

The risks of owning an ETF or other investment company generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF or investment company could result in its value being more volatile than the underlying portfolio of securities. Disruptions in the markets for the securities underlying ETFs and underlying investment companies purchased or sold by the Fund could result in losses on the Fund’s investment. ETFs and other investment companies also have management fees that increase their costs versus the costs of owning the underlying securities directly.

In the “Principal Risks of Investing in the Fund” section under “Clearwater Select Equity Fund (Formerly, the Clearwater Small Companies Fund)”, the following risk disclosure replaces “Investing in Investment Companies and Other Pooled Investment Vehicles Risk”:

Valerie J. Lithotomos Page 3

Exchange-Traded Fund (“ETF”) and Underlying Investment Company Risk

The risks of owning an ETF or other investment company generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF or investment company could result in it being more volatile than the underlying portfolio of securities. Disruptions in the markets for the securities underlying ETFs and underlying investment companies purchased or sold by the Fund could result in losses on the Fund’s investment. ETFs and other investment companies also have management fees that increase their costs versus the costs of owning the underlying securities directly. Investments in real estate investment trusts or securities with similar characteristics that pool investor’s capital to purchase or finance real estate investments involve certain unique risks, including concentration risk (by geography or property type) and interest rate risk (i.e., in a rising interest rate environment, the stock prices of real estate-related investments may decline and the borrowing costs of these companies may increase).

3.

Comment:        The “Market Risk” disclosure included in the “Principal Risk of Investing in the Fund” section of the “Summary Section – Clearwater Select Equity Fund” references certain market events that have occurred as a result of the COVID-19 pandemic. Please confirm that a similar discussion regarding the COVID-19 pandemic is included in the “Market Risk” disclosure included throughout the Prospectus.

Response:        The Registrant confirms that each “Market Risk” disclosure included in the Prospectus references the COVID-19 pandemic.

4.

Comment:        The Clearwater Core Equity Fund includes “Derivatives Risk” as a principal risk of the Fund, but derivatives are not included in the Fund’s principal investment strategy. Please confirm whether derivatives are a principal investment strategy for the Fund, and if so, revise the principal investment strategy disclosure accordingly.

Response:        The Registrant confirms that the Clearwater Core Equity Fund may have exposure to derivatives through the investment sleeve allocated to AQR Capital Management, LLC, one of the Fund’s sub-advisers. The Registrant notes that the “Principal Investment Strategies” disclosure includes the following:

AQR’s strategy invests, under normal market conditions, at least 80% of the net assets, plus the amount of any borrowings for investment purposes, of the

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portion of the Fund it manages in equity or equity-related securities (including futures contracts). (emphasis added)

Accordingly, the Registrant respectfully declines to make the requested change.

5.	Comment: Please explain how the Clearwater International Fund’s 80% policy complies with Rule 35d-1 under the Investment Company Act of 1940, as amended.

Response:        The Registrant notes that Footnote 42 to the adopting release for Rule 35d-1 provides that including “international” in a fund’s name does not trigger the 80% test of Rule 35d-1. The release states that “[the SEC] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” See Final Rule: Investment Company Names, Rel. No. IC-24828 (Jan. 17, 2001).

The Registrant confirms that the Fund currently intends to invest 80% of its assets in equity securities of companies organized or located outside the United States and doing a substantial amount of business outside the United States. Accordingly, the Registrant believes that the Fund complies with Rule 35d-1.

6.	Comment: Please consider adding Cybersecurity Risk as a principal risk for the Funds.

Response:        The Registrant does not believe that cybersecurity is a principal risk for the Funds. However, the Registrant notes that “Cybersecurity Risk” is included in the Funds’ Statement of Additional Information under the “RISK FACTORS” section. Accordingly, the Registrant respectfully declines to make the suggested change.

7.

Comment:        In the Funds’ Statement of Additional Information under the “INVESTMENT RESTRICTIONS” section, the following disclosure is included: “Nonfundamental Investment Policies Related to Fund Names. With regard to the Core Equity Fund, Select Equity Fund and International Fund, the Trust has adopted a non-fundamental policy to invest at least 80% of the value of each respective Fund’s net assets, plus the amount of any borrowings for investment purposes, in the particular type of investments suggested by its name. Furthermore, with respect to each of these Funds, the Trust has adopted a policy to provide a Fund’s shareholders with at least 60 days prior notice of any change in the policy of a Fund….” Please confirm that this policy still applies

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given the recent name change of the Clearwater Small Companies Fund to the Clearwater Select Equity Fund.

Response:        The Registrant confirms that this non-fundamental investment policy will continue to apply with respect to the Clearwater Select Equity Fund.

8.	Comment: Please confirm that each proxy voting policy included in the Funds’ Statement of Additional Information is the most recent version of such policy.

Response:        The Registrant confirms that to the best of its knowledge, the most recent version of each such proxy voting policy will be included in the Registrant’s registration statement to be filed under Section 485(b) of the Securities Act of 1933.

9.

Comment:        Please include a hyperlink for any documents that are incorporated by reference as required by the 2015 Fixing America’s Surface Transportation Act (the “FAST Act”) and related rule and form requirements.

Response:        The Registrant confirms compliance with the FAST Act.

*            *             *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 641-5643 if you wish to discuss this correspondence further.

Sincerely,

/s/ Katherine Shorey

Katherine Shorey

cc:	Karen P. Rau, Clearwater Investment Trust

Jason K. Mitchell, Clearwater Management Co, Inc.

Stephanie A. Capistron, Dechert LLP

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Exhibit A

Clearwater Core Equity Fund

Fees and Expenses of the Fund

Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.90%
Other Expenses	0.00%
Acquired Fund Fees and Expenses	0.00%
Total Annual Fund Operating Expenses	0.90%

Expense Examples

1 Year	3 Years	5 Years	10 Years
$92	$287	$499	$1,109

Clearwater Select Equity Fund (Formerly, the Clearwater Small Companies Fund)

Fees and Expenses of the Fund

Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	1.35%
Other Expenses	0.00%
Acquired Fund Fees and Expenses	0.01%
Total Annual Fund Operating Expenses[1]	1.36%

1 Differs from the ratio of expenses, before waivers, to average net assets in the Financial Highlights, which reflects the operating expenses of the Fund and does not include acquired fund fees and expenses.

Expense Examples

1 Year	3 Years	5 Years	10 Years
$138	$429	$742	$1,630

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Clearwater Tax-Exempt Bond Fund

Fees and Expenses of the Fund

Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.60%
Other Expenses	0.00%
Acquired Fund Fees and Expenses	0.11%
Total Annual Fund Operating Expenses[1]	0.71%

1 Differs from the ratio of expenses, before waivers, to average net assets in the Financial Highlights, which reflects the operating expenses of the Fund and does not include acquired fund fees and expenses.

Expense Examples

1 Year	3 Years	5 Years	10 Years
$73	$227	$395	$883

Clearwater International Fund

Fees and Expenses of the Fund

Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	1.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses	0.01%
Total Annual Fund Operating Expenses[1]	1.01%

1 Differs from the ratio of expenses, before waivers, to average net assets in the Financial Highlights, which reflects the operating expenses of the Fund and does not include acquired fund fees and expenses.

Expense Examples

1 Year	3 Years	5 Years	10 Years
$103	$322	$558	$1,236